First Canadian Place

100 King Street West, Suite 5700

Toronto, Ontario  M5X 1K7  Canada

June 17, 2011

Office of the Chief Accountant

SECPS Letter File

Mail Stop 9-5

Securities and Exchange Commission

450 Fifth Street, NW

Washington, DC 20549

Re:

Portlogic Systems Inc.

Commission File No. 333-151434

File No. 001-34905

Please see response below to your comment letter dated May 26, 2011:

Form 10-Q for the Quarter Ended February 28, 2011

Fair Value Measurements, Page F-14

1.

We note your response to prior comment 1 and have the following comment. Tell us why you believe the instruments should be included in this table when they do not appear to be measured and valued at fair value on a recurring basis. See ASC 820-10-50-1(a). In addition, you state that the instruments outlined in your response are not based on “management estimates but rather based on verifiable cash amounts with specific contractual terms.” Please note that fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Thus, the fair value can differ than the cash amounts.

Our certified external auditors categorized these items as Level 2 and we believe these items are correctly fair valued as such. Level 2 fair value includes significant other observable inputs. The Company uses inputs which are as observable as possible and the methods most applicable to the specific situation of each company or valued item.  The carrying amounts of loan receivable, notes payable and convertible loan, approximate fair value because of the short-term nature of these items. Per ASC 820 framework these are considered Level 2 inputs where estimates are unobservable by market participants outside of the Company and must be estimated using assumptions developed by the Company. The items are similar to bank loans.

Both the receivable and the liabilities are reviewed and periodically marked to market. Interest rate risk is the risk that the value of a financial instrument might be adversely affected by a change in the interest rates. In seeking to minimize the risks from interest rate fluctuations, the Company manages exposure through its normal operating and financing activities. Our external auditors categorized these items as Level 2.

If you have any further questions, please do not hesitate to contact me directly.

PORTLOGIC SYSTEMS INC.

/s/ Jueane Thiessen

Jueane Thiessen

Principal Executive Officer

Email: jueane@portlogicsystems.com